UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Nevada Gold & Casinos, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64126Q206

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 64126Q206	13G	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 294,702
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 294,702
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 294,702
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.28%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Cusip No. 64126Q206	13G	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 431,900
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 431,900
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 431,900
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Cusip No. 64126Q206	13G	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 524,200
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 524,200
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 524,200
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.05%
12	TYPE OF REPORTING PERSON (See Instructions) CO

Cusip No. 64126Q206	13G	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 726,602 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 726,602 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,602(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)
(1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

Cusip No. 64126Q206	13G	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 524,200 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 524,200 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 524,200 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.05%
12	TYPE OF REPORTING PERSON (See Instructions) CO
(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

Cusip No. 64126Q206	13G	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. Profit Sharing and Money Purchase Plans, Inc. 13-3873998
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,200 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,200 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,200 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.07%
12	TYPE OF REPORTING PERSON (See Instructions) CO

Cusip No. 64126Q206	13G	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION (a) United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,260,002 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,260,002 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,260,002 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.74%
12	TYPE OF REPORTING PERSON* IN
(1) Mr. Obus may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd. and Wynnefield Capital, Inc. Profit Sharing and Money Purchase Plans, Inc. (“Plan”)  because he is a co-managing member of Wynnefield Capital Management, LLC,  an executive officer of Wynnefield Capital, Inc. and portfolio manager for the Plan. The filing of this Statement and any future amendment by Mr. Obus, and the inclusion of information herein and therein with respect to Mr. Obus, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Obus disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

Cusip No. 64126Q206	13G	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒Reporting person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION (b) United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,250,802 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,250,802(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,802 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.67%
12	TYPE OF REPORTING PERSON* IN
(1) Mr. Landes may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I and Wynnefield Small Cap Value Offshore Fund, Ltd, because he is a co-managing member of Wynnefield Capital Management, LLC and an executive officer of Wynnefield Capital, Inc. The filing of this Statement and any future amendment by Mr. Landes, and the inclusion of information herein and therein with respect to Mr. Landes, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Landes disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

Cusip No. 64126Q206	13G	Page 10 of 14 Pages

Item 1(a).             Name of Issuer:

Nevada Gold & Casinos, Inc., a Nevada corporation (“Issuer”).

Item 1(b).             Address of Issuer’s Principal Executive Offices:

3040 Post Oak Blvd., Suite 675, Houston, Texas 77056

Item 2(a).             Name of Filing Person:  The “Reporting Persons” are:

Wynnefield Partners Small Cap Value, L.P. ("Partners")

Wynnefield Partners Small Cap Value, L.P. I ("Partners I")

Wynnefield Partners Small Cap Offshore Fund, Ltd. ("Fund")

Wynnefield Capital Management, LLC (“WCM”)

Wynnefield Capital, Inc. (“WCI”)

Wynnefield Capital, Inc. Profit Sharing and Money Purchase Plans, Inc. (“Plan”)

Nelson Obus (“Obus”)

Joshua Landes (“Landes”)

Item 2(b).             Address of Principal Business Office or, if none, Residence:

450 Seventh Avenue, Suite 509, New York, New York 10123

Item 2(c).             Citizenship:

Partners and Partners I are Delaware Limited Partnerships.

Cusip No. 64126Q206	13G	Page 11 of 14 Pages

Fund is a Cayman Islands Company.

WCM is a New York Limited Liability Company.

WCI is a Delaware Corporation.

The Plan is an employee profit sharing plan organized under the laws of the State of Delaware.

Mr. Obus is a United States citizen.

Mr. Landes is a United States citizen.

Item 2(d).            Title of Class of Securities:

Common Stock, $0.12 stated value per share (the “Common Shares”)

Item 2(e).            CUSIP Number:

64126Q206

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

None of the reporting persons is an entity specified in Rule 13d-1(b)(1)(ii).

Item 4.                 Ownership:

(a) Amount beneficially owned by all Reporting Persons: 1,260,002 Common Shares

(b) Percent of class: 9.74% of the outstanding Common Shares (the percentage of shares owned being based upon 12,939,130 Common Shares outstanding as of December 4, 2009, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended October 31, 2009, filed with the Securities and Exchange Commission on December 10,  2009).

(c) Number of shares as to which the Reporting Persons have:
(i) sole power to vote or to direct the vote: 1,260,002 Common Shares

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition: 1,260,002 Common Shares

Cusip No. 64126Q206	13G	Page 12 of 14 Pages

(iv) shared power to dispose or to direct the disposition: 0

Item 5.                 Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.                 Identification and Classification of Members of the Group:

See Item 2.

Item 9.                  Notice of Dissolution of Group:

Not applicable.

Item 10.                Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 64126Q206	13G	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 12,  2010

WYNNEFIELD PARTNERS SMALL
CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC, General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC, General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.

	By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

Cusip No. 64126Q206	13G	Page 14 of 14 Pages

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING AND MONEY PURCHASE PLANS, INC.

By:	/s/ Nelson Obus
Nelson Obus, Portfolio Manager

/s/ Nelson Obus
Nelson Obus

/s/ Joshua H. Landes
Joshua H. Landes